Mail Stop 4561

January 5, 2009

Mr. Doron Roethler
Principal Executive Officer
Smart Online, Inc.
4505 Emperor Blvd., Suite 320
Durham, NC 27703

> **Re:** **Smart Online, Inc.**
> **Form 10-K For the Year Ended December 31, 2007**
> **Filed on March 25, 2008**
> **Form 10-Q For the Quarter Ended June 30, 2008**
> **Filed on August 12, 2008**
> **File No. 001-32634**

Dear Mr. Roethler:

     We have completed our review of the above referenced filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief

cc: Margaret N. Rosenfeld, Esq.
       via facsimile to (919) 821-6800